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                                   Filed by Chicago Title Corporation Pursuant
                                   to Rule 425 under the Securities Act of 1933
                                   Subject Company: Chicago Title Corporation.
                                   Registration File No.: 333-89163


Contacts:

Media                                     Analysts
Stephen Flanagan                          Toshie Davis
312/223-2959                              312/223-4788

FOR IMMEDIATE RELEASE

                   CHICAGO TITLE RECEIVES FAVORABLE TAX RULING
                                REGARDING MERGER

CHICAGO - FEBRUARY 14, 2000 - CHICAGO TITLE CORPORATION (NYSE:CTZ) announced that it has received a favorable ruling from the Internal Revenue Service, which states that the proposed merger of Chicago Title with Fidelity National Financial, Inc. (NYSE:FNF) will not adversely affect the prior tax-free status of the spin-off of Chicago Title by Alleghany Corporation (NYSE:Y). In June 1998, all of the common stock of Chicago Title was distributed to Alleghany's stockholders in a tax-free spin-off, and the IRS ruled at that time that the distribution would be tax free to Alleghany's stockholders.

The IRS ruling also confirms that the tax-free status of the distribution of Alleghany Asset Management, Inc. to Alleghany Corporation by a subsidiary of Chicago Title in June 1998, would not be affected by the merger.

"This IRS ruling helps ensure the timely closing of our merger with Fidelity. Subject to the expected receipt of the final state regulatory approvals, we remain on track toward a March 1st closing," said John Rau, President and Chief Executive Officer of Chicago Title.

Alleghany received a tax ruling from the IRS in 1998 stating that the spin-off of Chicago Title and the distribution of Alleghany Asset Management would be tax free to the distributing Chicago Title subsidiary, to Alleghany and to Alleghany's stockholders. Today's IRS ruling confirms that the proposed merger with Fidelity will not adversely affect the tax-free treatment of either spin-off.

Prior to June 1998, Chicago Title was a subsidiary of Alleghany Corporation. Chicago Title agreed with Alleghany not to undertake any actions that might adversely affect the tax-free status of the spin-off.

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Chicago Title Corporation, through its subsidiaries, provides title insurance, escrow and closing services as well as property valuation, credit information, default management and flood compliance products through a network of more than 340 offices and approximately 4,100 agents nationwide. Chicago Title Corporation's title insurance subsidiaries, Chicago Title Insurance Co., Ticor Title Insurance Co. and Security Union Title Insurance Co., issue approximately one in every five title insurance policies in the United States. Subsidiaries furnishing other real estate-related products include Chicago Title Flood Services Inc., Chicago Title Credit Services Inc., Chicago Title-Market Intelligence Inc. and Chicago Title Field Services Inc.

The statements made in this press release contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Act of 1934 that involve a number of uncertainties and risks that could significantly affect current plans and anticipated actions and Chicago Title's future financial condition and results. In addition to the matters described in this press release, risk factors listed from time to time in Chicago Title's reports and filings with the Securities and Exchange Commission may affect the results achieved by Chicago Title.

Investors are urged to read the Registration Statement on Form S-4 filed by Fidelity, which relates to the shares of Fidelity common stock to be issued in the merger and includes the joint proxy statement/prospectus of the parties in respect of the merger. The Registration Statement (and other filings of the parties incorporated by reference therein) are available for free at the Securities and Exchange Commission's web site (www.sec.gov). Investors also may obtain copies of the joint proxy statement/prospectus and Chicago Title SEC filings for free from Chicago Title.

Editor's Note: For further information on Chicago Title's products and services, visit the company's web site at http://www.ctt.com.


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